Exhibit 99.3

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q3 2021 Magna International Inc Earnings Call EVENT DATE/TIME: NOVEMBER 05, 2021 / 12:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - CEO, President & Director Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Jason Flynn Stuhldreher Barclays Bank PLC, Research Division - Research Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Kevin Chiang CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Shreyas Patil Wolfe Research, LLC - Research Analyst PRESENTATION Operator Greetings, and welcome to the Third Quarter 2021 Results . (Operator Instructions) As a reminder, this conference will be recorded today, Friday, November 5 , 2021 . Now I would like to turn the conference over to Louis Tonelli, VP, Investor Relations. Please go right ahead. Louis Tonelli - Magna International Inc . - VP of IR Thanks, Tommy . Hello, everyone, and welcome to our third quarter ' 21 results conference call . Joining me today are Swamy Kotagiri and Vince Galifi . Yesterday, our Board of Directors met and approved our results for the third quarter . We issued a press release this morning outlining our results . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures are discussed are in U . S . dollars . We've included in the appendix a reconciliation of certain key financial statement lines for Q 3 ' 21 and Q 3 2020 between reported results and results excluding unusual items . The quarterly earnings discussion today excludes the impact of the unusual items . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . And with that, I'll pass it over to Swamy . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director Thanks, Louis, and good morning, everyone. We are happy to be here to provide you with a general update on Magna and also our Q3 results. The industry pressures we have been experiencing through 2021 intensified in Q 3 , leading to a very volatile operating environment . All things considered ; we had a solid operating performance in the quarter . Production for the quarter was much lower than we had anticipated back in August, particularly in Europe . As a result, our sales came in well below our expectations . And this, together with a number of additional factors, negatively impacted our Q 3 earnings . The industry challenges are expected to continue this quarter, although to a lesser degree . We remain focused on managing our costs through this volatile production period . This includes ongoing activities to enhance operational excellence as well as fully realizing savings from restructuring initiatives announced last year . We are also not losing sight of investing for our future . Longer term, our portfolio positions us to continue driving sales growth over market as well as strong free cash flow generation . I will highlight a few awards in key technologies that will contribute to future growth, and we remain excited about Magna's future, particularly given our systems and complete vehicle know - how and approach . The key market dynamics that are affecting our industry currently are relatively well known . The ongoing global semiconductor chip shortage remains the most significant headwind to global industry production . There have been some signs of improvement recently . However, it remains to be seen when the industry will return to a more stable rate of production . As a result of the chip shortages, our customers' production schedules are unpredictable, causing labor and other operational inefficiencies at our facilities . On top of these factors, we have experienced inflationary cost increases in production inputs, including freight, commodities and, to a lesser degree, labor and energy costs . Market tailwinds are largely unchanged from last quarter . The industry continues to experience strong order demand that exceeds available supply . This has led to historically low dealer inventory levels in certain markets . These 2 factors, together with indications from OEMs that they intend to run strong production once additional semi chips are available, continues to point to a positive and sustained midterm production environment for auto suppliers assuming other factors don't hamper supply or demand . Despite our strong efforts to manage day - to - day, the challenging operating environment took its toll on our quarter . Consolidated sales were $ 7 . 9 billion, down 13 % year - over - year . EBIT margin declined to 2 . 9% . Our adjusted EPS was $ 0 . 56 for the quarter . And free cash flow was slightly negative in Q 3 . Regardless of the short - term challenges, we remain confident in our underlying earnings power and cash flow generation capability that will create value over the longer term . Before I move on to talk about a few of our technologies and recent program awards, I would like to point out 2 recognitions received by Magna that we are very proud of . Magna was recently recognized as a top - performing global supplier at the 23 rd Annual Ford World Excellence Awards . This award is a testament to our team's commitment to foster trusted relationships with our customers . Strong relationships like this are fundamental to our mutual success in this transformative times . We were also just named to the Ford's world's best employers list for 2021 . This marks the fifth straight year of making this list a great accomplishment . In the past, we have highlighted the development of our FREEFORM seating technology, which provides OEMs with a wide variety of seat design possibilities . We are currently launching this technology on a complete seat program for a global OEM customer . We have also been awarded FREEFORM on 3 other programs including for a new entrant that are launching in 2022 . And the pipeline of interest remains strong in the technology from various customers . Recently, we have been showcasing our MezzoPanel technology a first - to - market, large - format, decorated front integration panel that we believe will change the face of electric vehicles . The front panel enables integrated ADAS and lighting and features hidden until late functionality . It's a good example of Magna's integration capabilities that enable us to provide unique products to our customers . We have been awarded a program from a European OEM using this core technology . Our MezzoPanel technology provides design distinction possibilities to OEMs for their front ends, something that is getting good traction with our customers . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Lastly, we were awarded new business recently in a couple of important technology areas . We won business with Daimler on a family of transmissions for their next - generation compact and midsized vehicles launching in 2025 . This includes our traditional DCTs, which we have been producing for Daimler since 2018 as well as hybrid DCTs . It represents the third high - volume hybrid DCT program we have been awarded . We begin launching the other 2 programs this quarter . The shift to hybrid electric DCTs for such high - volume platforms provides long - term stability in our transmission business . It also allows us to continue to utilize our asset base while the transition to full EVs continues . This award supports our booked business and growth in powertrain electrification . You may recall that we are targeting over $ 2 billion in managed powertrain electrification sales by 2023 and over $ 4 billion by 2027 . We also won new front camera business with a European - based global OEM . The program will include our latest advanced camera technology . This award is based on a core platform of ours that has applications already in production, which allows us to leverage the technology investments we have been making in this area . The award further bolsters Magna's leading ADAS position in cameras and supports our above market expected sales growth in this emerging area . By now, many of you know that Qualcomm made a higher bid for Veoneer than the one we announced back in July . And as a result, Veoneer's Board agreed to move forward with Qualcomm . Although, this transaction was expected to accelerate our position in ADAS and provide for the scale, we remained disciplined on price based on our valuation . We have been investing in ADAS over the last number of years, and we have the building blocks in place to address the requirements for ADAS, namely sensor suite, compute and software capabilities . We will continue to invest internally as we have been . As always, we will consider external investments that would add to or complement our ADAS portfolio . We continue to expect a sales CAGR in our ADAS business of around 20 % from 2020 to 2023 and 15 % to 20 % out to 2027 . Lastly, as we work through our succession planning process, I'm pleased to announce that our Board of Directors have approved a few management changes that are effective January 1 , 2022 . Vince Galifi, our current CFO, has been appointed as President for Magna International . In this role, Vince will continue to support me on corporate strategy, capital markets, stakeholder relations and other matters . Pat McCann has been promoted to Executive Vice President and Chief Financial Officer, reporting to me . In his 22 - plus - year carrier at Magna, Pat has served in a variety of senior finance roles at Magna's corporate head office, including most recently as Senior Vice President, Finance . Pat also served as Vice President, Finance for Cosma, our largest operating unit between 2016 and 2019 . And Anton Mayer has been promoted to Executive Vice President and Chief Technology Officer, having most recently served as Executive Vice President, R&D . Anton has held various other roles in his 35 - plus years career at Magna . I'm very confident in each of these role changes together with the strength of Magna's overall management team . With that, I will hand it over to Vince to take you through the third quarter financials in more detail . Vince? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning, everyone . I'll start with a detailed review of the quarter . As Swamy indicated earlier, the third quarter was a very challenging one for Magna's operations . However, I would echo Swamy's sentiment that we are proud of how our business managed in the face of such adversity in the quarter . Global light vehicle production declined 12 % in the third quarter, driven by year - over - year reductions of 19% , 20 % and 12 % in North America, Europe and China, respectively . On a Magna - weighted basis, production declined 18 % in the third quarter of 2021 . Our consolidated sales were $ 7 . 9 billion compared to $ 9 . 1 billion in the third quarter of 2020 . Organic sales slightly outperformed weighted production in the quarter . As a result of the lower year - over - year sales, adjusted EBIT and EPS each declined from the third quarter of 2020 . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

As of last quarter, a more informative comparison is reviewing sequential results . Comparing Q 3 ' 21 to the second quarter of this year, global light vehicle production was down 6% , driven principally by Europe and substantially due to the semiconductor shortage . This, together with negative program mix in North America and Europe, foreign currency translation and the disposition of 3 loss - making exteriors facilities, led to our sales being down 12 % sequentially . Each of our segments experienced sequential declines in sales with some segments impacted more than others . Our adjusted EBIT declined from $ 557 million in the second quarter of ' 21 to $ 229 million in Q 3 , and EBIT margin fell from 6 . 2 % in Q 2 to 2 . 9 % in Q 3 of 2021 , reflecting a higher - than - typical decremental margin . The adjusted EBIT decline reflected a number of factors : reduced earnings on the $ 1 . 1 billion in lower sales ; production inefficiencies, driven by the unpredictable production schedules of our customers ; increased inflationary costs for production inputs, including freight and commodities ; a $ 45 million provision on engineering service contracts with the automotive unit of Evergrande ; and a favorable value - added tax settlement in Brazil from the second quarter . These were partially offset by lower profit sharing and incentive compensation, lower launch costs and the positive impact of the sale of 3 loss - making exteriors facilities early in the quarter . I'm going to review our cash flows and investment activities at this point . During the third quarter of 2021 , we generated $ 532 million in cash from operations before changes in working capital and invested $ 132 million in working capital . Some of the working capital investment relates to higher - than - typical inventory on hand as a result of ongoing supply chain and customer disruptions . Investment activities in the quarter included $ 454 million to acquire our interest in the LG - Magna joint venture, $ 334 million in fixed assets, a $ 101 million increase in investments other assets and intangibles and $ 3 million in private equity investments . Under the terms of the sale of our 3 loss - making exteriors facilities, we provided the buyer with $ 41 million of funding which was an additional use of cash in the quarter . Free cash flow was negative $ 25 million in the third quarter . We also paid $ 130 million in dividends . Our adjusted debt to adjusted EBITDA stands at 1 . 38 x, and our liquidity remains strong at $ 6 . 2 billion at the end of the third quarter . We announced today that our Board approved, subject to approval by the Toronto and New York Stock Exchanges, a new normal course issuer bid to purchase up to $ 29 . 9 million of our common shares . This new bid will expire in November of ' 22 . Turning to our outlook . My comments will be consistent with the press release we issued last month . We have reduced our light vehicle production expectations in North America, Europe and China by 7% , 9 % and 7% , respectively . Note that there are some differences between our year - to - date actual light vehicle production numbers and those provided by IHS . However, our Q 4 volume estimates are aligned with the IHS mid - October update . We made some minor changes to our expectations for the Canadian dollar and euro in each case relative to the U . S . dollar . These currency changes have a negligible impact on sales and margin in our outlook . Based substantially on lower volume assumptions, we now expect our total sales to be in the range of $ 35 . 4 billion to $ 36 . 4 billion for 2021 , down from a range of $ 38 billion to $ 39 . 5 billion previously . We now expect our EBIT margin to be in the range of 5 . 1 % to 5 . 4 % for 2021 compared to 7 % to 7 . 4 % range previously . This is largely as a result of the decline in expected sales, the operating inefficiencies driven by unpredictable OEM production schedules, higher inflationary production input costs and the provision on engineering services with the automotive unit of Evergrande . We narrowed equity income range slightly and maintained our interest expense expectations . We reduced our expected -- our expectation for net income attributable to Magna reflecting the lower sales and margin . We also lowered our tax rate expectations, largely reflecting a change in the mix of earnings . And our capital spending was reduced slightly from our last outlook . In terms of segment margins, all segments were significantly impacted by the decline in sales and production inefficiencies driven by unpredictable OEM production schedules . In addition, the provision associated with Evergrande represented an additional significant item negatively impacting EBIT margin in our complete vehicle segment . We also reduced free cash flow expectations versus our August outlook, mainly as a result of our lower volume sales and earnings expectations . Keep in mind that compared to our initial outlook for 2021 , our sales expectations have declined almost $ 5 billion at the midpoint, reflecting reductions in vehicle productions exceptions of 16 % and 11 % in North America and Europe, respectively . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. 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In addition, production inefficiencies, driven by unpredictable OEM schedules and inflationary cost pressures, have together resulted in a higher - than - typical decremental margin on the lower sales . Despite all this, we still expect to generate about $ 1 billion in free cash flow in 2021 . In summary, we had solid performance for Q 3 and an increasingly challenged industry environment . We managed through lower - than - expected volumes and unpredictable OEM production schedules, both due to the semi chip shortage as well as inflationary input cost pressures . We continue to win business with our portfolio of innovative technologies . We are investing for future further growth and we remain positioned to support the anticipated strong recovery of vehicle production once the industry disruptions subside . Thank you for your attention this morning . We would like -- we would be happy to answer your questions at this time . QUESTIONS AND ANSWERS Operator (Operator Instructions) And we'll proceed with our first question on the line, John Murphy of Bank of America Securities . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst First off, congratulations to Vince, Pat and Anton on the promotions . We're looking forward to continuing to work with you guys . So congrats on that . Maybe just a first question here, Vince, as we think about 2022 , I know it's very early days to gauge what's going on . But you made one interesting comment about the sequential deterioration in mix for you from second quarter to third quarter . And there's sort of positives and negatives to thinking about mix going forward . But as you think forward to like the next 12 months as production ramps up, maybe a little bit next year, how do you think about sort of the major factors outside of volume including mix, raws and other input costs that hopefully become more normal? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, John, thanks for your comments . As we think about what's happened in Q 2 and Q 3 and even in Q 4 , it's been -- it has been challenging . We expect it to continue to be a little bit rough in Q 4 . My own view is that, I think, we're kind of at the bottom in Q 3 and things should start to stabilize and get a little better as we move into ' 22 . And as we get to the end of ' 22 -- mid - to end of ' 22 , I think we should get back to kind of a normal type production environment . So as I look at our overall cost structure, I think some of the inefficiencies that we've been having with the start, stop of production, some of the inventory buildup that should all normalize, that should all go away . In terms of some of the inflationary impact on our -- some of our production costs, if you look at materials or you look at labor, in particular, energy, I got to believe that labor is going to be there . We'll deal with that going forward . I don't see that being a significant issue for us and commodity costs have bounced around . And with some of our resale programs, we should be able to manage through that . And energy just be an additional cost, which will have to again, deal with through some of our productivity improvements . But I'm confident that as we're moving forward, we should continue on the track of expanding margins . On the mix side, John, it's hard to tell . I mean it's -- we've had some positive mix I say earlier in the year . It's a little bit negative this year . We have experienced some growth over market . We did expect going into ' 21 that growth over market there was going to be some, but it wasn't going to be significant . But as we move on into ' 22 and ' 23 , we expect to accelerate our growth over market . Mix will have a positive or negative impact . It's NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

too early to tell, John, right now, given our previous expectations, we haven't actually talked about ' 22 in the past . But then whether we're plus or minus, but certainly, I think things are going to get better compared to where they were in Q 3 this year . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . If we just looking at mix and sequentially, GM had a tough quarter compared to what we -- where we were in Q 2 and the Germans and Europe, which make up a good chunk of our business underperformed the overall change . So that's kind of what we're talking about when we talk about mix there . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Got it . Okay . That's very helpful . Then just a second question around acquisitions, divestitures and the portfolio rebalance . I mean Veoneer has gone, but you stepped up on the LG JV and took them out . I'm just curious, Vince, as you look at the opportunity set, and this is for Swamy too as well, you're going to have some room to make acquisitions over time, whether it'd be small or larger . What is the continued focus there? What are the -- what should we think about it as targets as far as size, region, customer or product sets? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO John, this is Vince . I'm going to turn it over to Swamy afterwards . Just -- I just wanted to kind of point out that our overall strategy on capital allocation has been consistent and it continues to be intact . And that is, obviously, we want to generate good profits and the most amount of cash that we can from our operations . And what we want to do with that is the # 1 priority, invest in the business organically and inorganically, pay dividend that grows over time . And to the extent that we're in our target leverage range is -- and we have excess capital, return that to shareholders . So that's kind of completely intact . And from an investment standpoint inorganically, we've always talked about transactions that at or complement to our technology base, whether that's in one region of the world or another region of the world, one customer or another customer, I think we're not really worried about where it is as long as it advances our overall positioning . Swamy, if you wanted to add something to that . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director No, I think you covered it well, Vince . I think we are not focused on the size . We are just strategically looking at augmenting either our footprint or supporting our customer base or augmenting our product portfolio . That is -- has always been the rationale for looking at investments either internal or external, John . And I think that will continue as a normal process of business for us . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, real quick on Fisker and the contract manufacturing . Just curious from your side, how is that progressing? How much more is this becoming more of a Magna car over time as you get closer to SOP and at the end of next year? Are you winning content there? And what does that program mean maybe financially or also sort of from a banner of you can actually do this and help other startups? Are you getting other interest coming in from startups or even developed or existing customers? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director So John, I think the program is progressing well as we see it from our side . Obviously, the details have to be left out for Fisker to comment on just like any other customer . I would say, definitely, it would be an example to show both from a component and a system perspective as well as full vehicle engineering and manufacturing . But just like we have said in the past, there is continuing discussion with various customers, whether it be NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

variants or new models and so on based on Magna's portfolio and capability, and we continue to have that conversation as we had in the past . I think from our perspective, it's progressing pretty well . Operator We'll get to our next question on the line from the line of Peter Sklar with BMO Capital Markets . Peter Sklar - BMO Capital Markets Equity Research - Analyst First, I wanted to ask you about -- just to go back and review your comments about vehicle electrification and the anticipated revenue stream for Magna . I think you said $ 2 billion of revenues by 2023 and $ 4 billion by 2027 . I just wanted to ask if you could review the major product areas that are going to comprise that revenue? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Peter, I think as we have said in the past, the -- when we talk about electrification, we are talking about the e - drive systems, obviously, but we also look at some of the products that are helping the transition . So our hybrid DCTs and products related to hybridization are part of it . And I think you got the numbers right ; we are looking towards a $ 2 billion mark by 2023 and getting to a $ 4 billion mark in 2027 . And as you've heard today, the HDT portfolio continues to gain traction . And we have talked about e - drive systems going into production in the past . We continue to have traction and interesting discussions on e - beam as well as more e - drive programs . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO And Peter, I would just add, that's on a managed basis . So it's going to include items that we equity account for like LG, for instance, and it will also include HASCO . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And I'm trying to recall how many e - drive awards have you announced so far? I think -- is it 3 programs you've announced so far? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO We've talked about the VW business that we have in HASCO . We have another global OEM that launches in a couple of years, also in HASCO . We haven't disclosed additional business that we have -- we do have additional programs, primary and secondary, but we haven't named a customer on that yet . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then just a couple of other detailed questions . On the $ 45 million reserve for Evergrande, is that -- is that mean the receivable is fully reserved? Or is it possible that there could be further reserves down the road? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, Peter, we've fully provided for our exposure . So there shouldn't be anything down the road . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then lastly, the $ 41 million of funding that you provided to the to the purchaser of the exterior plants . Is that -- like is that a loan? Like does Magna anticipate recovery of that $ 41 million . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Peter, the $ 41 million, as you look at the cash outflows in that business is part of the, I guess, assets that we contributed into the 3 facilities before they were sold . So that money has been written off and forms part of the $ 75 million charge we took on the disposal of these operations . We consider that an unusual item . Just when you start -- Peter, just one thing as you get through the MD&A at some point, you'll find out that there's another funding obligation of $ 6 million down the road . And we actually did provide for that already in the $ 75 million charge . But obviously, we haven't funded that, so it hasn't hit cash flow yet . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And if I may just ask one more question . You've highlighted the -- on the seating, the FREEFORM technology . I'm not quite familiar with that technology . I'm wondering if you could just elaborate a little bit what the technology is? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director I think, Peter, FREEFORM gives the selling flexibility . If you just look at the seat with the FREEFORM, the way you have it, it doesn't have what I would call the seams that you would normally see in a seat with the complexity that just gives you -- gives the OEMs the ability to get the form and the design aspects they need in there . And it just helps from even the consumer maintenance perspective, how easily they can, I guess, keep it clean and be able to work through it . That's fundamentally at a very base level . Obviously, there's a lot that goes into the process of making it and there seems to be a lot of interest given the design flexibility it's providing . Operator We'll go to our next question on the line from Mark Neville with Scotia Capital . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst First off, congratulations, Vince, Pat and, congrats as well . Maybe just first on inflationary pressures . I am thinking correct that you're covered on your materials, ex - resins, maybe just curious on freight? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Mark, can you just repeat that? I didn't hear all that . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Sure . Just on like the inflationary pressures . Is my thinking correct you're largely covered on your materials ex - resin? And then I'm just curious with freight costs, if you need to absorb that if there's recourse? NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Just in terms of kind of input costs, as you look at steel, we're in customer resale programs, that covers probably about 75 % of our overall buy . So that's essentially a flow through, but we do have some commodity exposure on the balance . On the resin side, which is probably our second largest commodity that we purchased, we're probably about 30% , 25 % to 30 % on resale and we're seeing more resin going on resale . With some of the other commodities like aluminum, for example, there's pricing mechanism in there where we have periodic adjustments to price . But remember, as we're looking at some of these inflationary pressures and we have discussions with our customers on price reductions each and every year, some of that's taking into account . So you might not see a kind of a direct offset, but indirectly, it does impact -- indirectly, it's a way to engage some of the commodity cost pressure we're feeling . The other area that we're seeing some increases in Q 3 is on the semiconductor side . The shortage is there, and we're doing everything we can to make sure that we keep our customers up and running . But we're looking at ways to recover some or all of that through our customers . And with the supply disruptions is generally across the industry, we're seeing some temporary surcharges in some of the components we're buying . I expect that's going to go away as things start to normalize, but that certainly is impacting us in Q 3 and expect there will be some impact as well in Q 4 . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . Just in terms of labor, just curious how you're managing it now? I presume there's not a lot of flex you can do . And then in terms of these inefficiency costs of that caused by the change in the production schedules, is there any recourse there that you could take for your customers? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Mark, obviously, like you said, the inefficiencies and the unpredictable changes are causing us to not be able to flex in a planned way . That is the reason for it . We'll continue to have discussions with the customers, and we are having those conversations on some of the material costs and the inefficiencies cost because of the start stop, but that's part of the normal commercial discussions that we would have . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Great . Maybe just one last question . Just on the NCIB, since you renewed it . I presume in the near term, don't plan to be too active, but maybe I'm wrong, but just thoughts on the NCIB sort of in this environment? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, Mark, I guess the old density is expiring in November the 14 and we are generating cash . We expect to continue to generate cash and to the extent that, in our view, we have excess liquidity and within our leverage ratios, we'll be active in the market . When and how and how much, we'll move on, and you'll see our actions . I don't want to commit to something . But certainly, you've seen our strategy over the last 10 years and it's pretty consistent with what we want to do in ' 22 . Operator We get our next question on the line from Dan Levy with Credit Suisse . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And congratulations to Cynthia, Vince and Pat and Anton on the new responsibilities . Wanted to start just on incremental margins . And I know there's some moving pieces on cost and mix, but maybe you can just remind us more simply, just on a volume piece alone, what type of contribution margin or incremental margin should we expect on higher sales next year? Because I think we're really wondering how to sensitize your earnings if we get any form of production recovery next year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Dan, thanks for your comments . Let me just start with kind of kind of where we were this year . And maybe I'll reference some of the comments that we made during COVID, where we did talk about kind of what we would typically expect during that period . Decrementals, you could back up some unusual items that are impacting us were high in Q 3 , higher than Q 2 . We expect some improvement as we move into Q 4 . But certainly, when we look at the start and stops, that's been the biggest impact to larger decrementals than we are accustomed to . What we talked about last year in Q 2 during the COVID shutdown and probably a good sort of benchmark thinking about our organization . What we said was our BES segment that you should be thinking about decrementals -- we talked about decrementals at that time of about -- or greater than 20 % for our BES group as well as our Power & Vision group, Seating around 20 % and Contract Vehicle Manufacturing less than 10% . And when you kind of combined it back in Q 2 , that was about 22 % for Magna . There's just a lot of moving things though in Q 2 , a lot of moving things in Q 3 . I think mentioned earlier in our comments and Swamy's comments as well, Q 4 should get better, but it's not going to be where we want it to be . I think you got to move into ' 22 when you start to see normal decremental and incremental margins in our business . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And just to be clear, those figures are -- that's an all - in number that's just purely on volume and price? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO It's all, it's volume and price that deals with back then in Q 2 would have dealt with whatever they would have been from an inflationary standpoint . And it would have excluded if we would have had a onetime warranty charge or a recovery or a value - added tax recovery that would have been excluded . So this is operational decrementals that I'm referring to backing us some of them all . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Got it . My second question is on what was your bid for Veoneer? So first, I think we know some of the normal hardware components are going to be put up for sale . Could those assets be even used to you? And then maybe we could just revisit the initial Veoneer rationale . What exactly was it that you were seeking? Was it just the core radar? Or was it really the software capability? And I guess what I'm getting at is what are the things that you still try to seek now to make the business better? Would you say that the current active safety business is subscale? Or was this acquisition really something that was meant to enhance it, but without it, it's still a fine business? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Dan, maybe I'll start off by saying the ADAS business that we have is really a good business, and we continue to win business, like I talked about today in one of the programs, and we see a good pipeline and traction in other -- with various customers and other programs . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Now getting to the first part of your question, I think the rationale when we looked at it was a couple of things . One, from a augmenting some capability, we have a digital radar in place . We have won a program that would have -- we said like can't we get scale just generally across different areas . And when you look at the talent, as you know, not just in our industry but across augmenting talent along with experience always is a plus . That we continue to do that on an everyday basis, and we will continue doing going forward . We have, as I said, all the building blocks that are necessary in a sensor suite, whether it's front camera, rear cameras, surround view, the digital radar that I just talked about . We launched the LiDAR with a partner . We have the ability to do the fusion and the features . So this was really augmenting what we had even further . And like I said, we will continue to invest, and we are starting to see the result of our investment in core platform technologies as we win programs . And we'll continue to do that both internally as well as anything that might -- that we fully believe will add the right value to what we have . But again, to reassert that we have really good business and will continue progressing . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Do you think you have ample software capabilities? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director That's a relative question, Dan . It's -- the software is such a important asset going forward . When we look at software, it is not only restricted to ADAS . We are looking at it from powertrain, from mechatronics and various other aspects that have software implications . So we have about 3 , 000 software engineers roughly, and that kind of flexes back and forth, and we continue to add in different areas of Magna . Operator We'll get our next question on the line from the line of Mark Delaney with Goldman Sachs . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst And also, let me add my congratulations for everyone on their new responsibilities . I was hoping to start on the JV with LG . Can you talk a bit more now that, that has been completed around the improved capabilities it's going to give Magna and what kind of feedback you're hearing from your customers? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director I think the feedback from the customers has been very positive . Like we have said, the important rationale was to do vertical integration and have the manufacturing capabilities for the e - motors and the inverters in addition to what we had . We have the system knowledge and the integration and the software -- feature software capabilities . Adding this will further augment at a system level what we needed to have in this business . But not only that as some of the OEMs consider manufacturing and doing systems on their own, there is the e - motors, inverters or subsets of various things that we can participate in . It might start that way today . As this market evolves and get to system outsourcing on a -- when it gets to a larger take rates, we would already be at the table . And we are seeing those discussions happening . So it's very positive and we are excited about it . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst That's helpful . And my second question was on supply chain, and you gave some comments already around your expectations there and called out semiconductors, but we're hearing more on aluminum, in particular, in Europe, and it was mentioned in your press release as well . So maybe you could talk a bit more in detail around your expectations for supply chain going into next year? If you could touch specifically on aluminum in Europe and what you're seeing with that material, that would be helpful? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . So I think the semis, we talked about the flexibility of the supply chain, and we are seeing a little bit of improvement as we believe, by the mid - next year . I think the grind of managing and going through will continue through the next year . But I would see a sense of normality towards the mid next year . But again, reaffirming that we have to continue to monitor and manage this . Now in the aluminum, it's really driven by the magnesium discussion that is happening around the industry, which becomes an important variable for aluminum supply . We are aware of it, clearly monitoring it . But at this point of time, we really don't see a short - term impact, creating any stoppages or so on, but definitely it's on our radar to monitor and manage . Operator We'll proceed to our next question on the line from the line of Kevin Chiang with CIBC Capital Markets . Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst I know there's been a lot of questions on the decremental margins, and we can see provided great color there . But if I can maybe ask it in a different way, like if you look at the high level of decrementals you saw, is there a way to kind of bucket it between the production inefficiencies you saw versus just a broad - based inflation in terms of the contribution to the, let's say, the excess decrementals you printed in the third quarter? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Kevin, so I guess if I maybe start by looking at decrementals sequentially probably -- or do you want to do sequentially or you want to do year - over - year because they are a little bit different? Maybe from a sequential standpoint, when I look through kind of the decrementals or look at just a role on EBIT and margin percent . There are some items that are impacting as we've talked about them, there was the the Evergrande provision that we took for $ 45 million . There was in Q 2 of this year, value - added tax settlement . We called it out last quarter was about $ 20 million . So that's quarter - over - quarter, that's going to have a negative impact on our margins . Then there's kind of launch costs, employee profit sharing and incentive comp, there's commercial settlements, just higher commodity costs, but that all kind of really, from my perspective, is a wash when you exclude the provision and that value - added tax settlement . And the rest is just what we're seeing operationally from a decremental standpoint . And so we backed up commodity costs when I look at decrementals, and I'm looking at some of our groups like BES, for example, decrementals once you back out some of the noise, 45 % sequentially ; current vision about 40 % and seats about 17% . So again, significantly higher . And I attribute that really to start and stop inefficiencies, even just moving inventory around once, twice and 3 x that all adds to the cost . On a year - over - year basis, just couple of things I would point out . We did have the benefit last year in Q 3 of some COVID - 19 employee support programs . We called that out last year . We said that, that was a positive to margin of about 70 basis points . And I guess from -- again, from last year, back of the year - over - year, the Evergrande provision, you back up this employee support programs . Again, there's a lot of pluses and minuses of launch costs, new facility costs . They are kind of net to 0 . But decrementals, again, are 40 - ish percent for BES in Power & Vision, about 18 % for Seating . Again, I get to the start and stops that's impacting our operations . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst That's helpful color . A second question here . I appreciate the unpredictability of the current environment . And I guess you mentioned, Vince, I think in your prepared remarks, maybe a line of sight to some normalization in the back half of next year . I did notice you have your 2023 financial outlook in your appendix . Just I guess just at a high level, is that still an achievable target for you? I guess just maybe based on some of your macro assumptions around the normalization of production . Is that still in your line of sight or maybe not? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, Kevin, I think if you look at when we started the year and gave our outlook for ' 23 , it was based on a certain set of volume assumptions . And I think when you look at the more recent IHS volume assumptions, I think they're down from there . So that's going to -- that on its own is going to have an impact on revenue subject to new business coming on and mix and so on and exchange rates . Obviously, that's going to have an impact . When I look at that, we don't have a lot of control on volumes, unfortunately, we just got to go after the right programs where we think the programs are going to be successful . Where we have more control on directly is what we do from an operational standpoint . And I look at some of the actions we took in 2020 to right size the organization and the cost structure . And we still -- we still see the benefits of that in Q 3 this year, even though we got lower volumes . Again, I don't think any reason Swamy why as we get out to ' 23 that even a little over volume is that there's not a big uptick in operating margins as we talked about in ' 23 . I mean it may be a little different . We haven't gone through our business plan yet . I don't see any reason why we can't continue to see improvements in margins . Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Okay . That's a great color . And again, congratulations to you Vince, Patrick and Anton and I'll leave it there . Operator We'll get to our next question on the line from the line of Rod Lache from Wolfe Research . Shreyas Patil - Wolfe Research, LLC - Research Analyst This is Shreyas Patil on for Rod . Just a couple of questions . I recall last quarter, focusing on the Seating business . I think initially, there was an expectation that outgrowth and then margins would improve with favorable mix . Obviously, the mix environment has not been as strong . But just as -- can you maybe talk a little bit about what are going to be some of the puts and takes to supporting more meaningful margin improvement and even outgrowth in that business? And are you still -- is that business even into Q 3 and Q 4 ? Are there still some launch costs that are kind of weighing it down? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . I wouldn't -- I would say really mix has continued to be negative in Seating . We were expecting a little bit of improvement, and we haven't seen that, and we only start to see it in Q 4 . I think the business is still performing well . It's really the programs that they're on currently and how they're performing in the current environment . We're not going to get into next year, how that might look . But it's just certainly been a tough year for the top platforms, both in North America and in Europe for the Seating group . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO And also, just keep in mind, I made some comments about sort of Magna consolidated in this Brazilian value - added tax settlement that we had in Q 2 last year -- or sorry, last quarter . Seating did benefit from part of that last quarter . So again when you look at the number sequentially, I'd say that Q 2 was higher than normal as a result of that settlement . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . Seating historically has been a good performer in terms of outgrowth . It's just -- right now, it's just a function of just the negative mix that hurt them . Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . And then I'd imagine most folks were not aware that you had an arrangement with Evergrande . And I just think at a high level, I mean, there are a number of startup EV manufacturers in markets like China . How do you guys go about kind of assessing who to work with and who to allocate resources towards as you kind of -- as that HASCO business start -- expands? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . I think as we look at any of the programs, there is a bunch of variables, obviously, when we make our decision . Our presence, our asset base, the product line that we are going to look at and to supply to -- obviously, there is no perfect answer to everything, but we have gone through that and we continue to do that . And depending upon the profile of the program, of the customer, of the region, we look at the risk associated with it, along with all the other variables . I think it's a very exhaustive process, but you can never guarantee up to a 100 % all the time . One of the miss here is there were grant, but that couldn't have been predicted at the time we started . So a very elaborate process to sum it up in terms of everything we look from a market, from customer, from their product road map and so on and we continue to do that on every program as a normal course of business . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Swamy, I just wanted to also add when you look at the risk with some of the new entrants compared to our traditional customers . And when we look at contractual arrangements and payment terms, they are different to take into account risk profile, we do get paid earlier, we do get paid in advance . In the case of Evergrande, we've done actually quite a bit of work -- quite a lot of work for them, and we have received quite a bit of money for it . This is what we believe at this point in time needs to be reserved from an accounting perspective . Obviously, we're hopeful that we'll work through all this . And at some point, we have to report that we could reverse ideally, all of this back into income . But at this point in time, the assessment is we should be providing for it from a financial standpoint . Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . And that approach, Vince, around different payment terms and asking for payment in advance . That's something that you do with startups, not just in China, but in other -- if you were to expand this -- as you expand this into other markets, that philosophy would still be in place? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . I hope Pat carries on with my disciplined way of looking . I think I'm sure he will . I've taught them while I hope . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay. Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director It's not expand to a region, right? I mean, that applies to every program, every region. So it's not only to a particular region. Operator We have another question on the line from the line of Brian Johnson from Barclays. Jason Flynn Stuhldreher - Barclays Bank PLC, Research Division - Research Analyst This is Jason Stuhldreher on for Brian . I suppose I'll try to come back to the cost -- to a cost question, even though I know it's been sort of attacked in many different ways . But kind of -- I guess, more simply, Vince, I understand your comments about sort of higher decrementals in the third quarter sequentially . But then as I -- and if my math is right, as I look at the fourth quarter, implied guide, the step - up -- you're planning for a step up in revenue, but then the step - up in margin sort of only implies like a low double digit's margin like a 10 % or 12 % incremental margin . So I mean not much -- not a lot changes sequentially . And as we see like these pretty high decrementals from 2 Q to 3 Q, why shouldn't they be equally as high as we move as sort of we're assuming a revenue step - up in 4 Q? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO So I guess when I look at kind of Q 3 and Q 4 imply -- or Q 3 actual decrementals in Q 4 implied decrementals and overall Magna, I'm backing out -- when I look at decrementals, I'm backing out for Q 3 COVID business combinations and acquisitions Evergrande, obviously, and other warranty, for example, or the pluses or minuses . And my calculation would show Magna overall decremental is about 35% , 36% . Our -- if you look at our implied guidance at midpoint, we're about 30% , 32% . And I would attribute the improvement -- continued benefits of some of the initiatives we took in 2020 to take our cost down . And some, I think, better visibility to an improved sales situation in Q 4 . That should help reduce the decrementals that we record in Q 4 . Again, I'm not -- we're not happy with the decrementals in Q 4 . That's not what we should be doing . We need to get to a more normal level type of production environment with our customers . Some of these supply disruptions need to go away . And as I talked about in my comments, I think we should be able to get there by -- kind of in the second half of ' 22 . But we should -- I'd expect to see some improvements as we move past Q 4 into Q 1 of Q 2 next year . But again, that's going to be subject to what happens on the chip side, in particular . Jason Flynn Stuhldreher - Barclays Bank PLC, Research Division - Research Analyst Okay . Understood . And just to confirm, Vince, that your comments there were around the year - over - year decrementals in 4 Q? I was sort of thinking the sequential from 3 Q to 4 Q? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO No, I think I was looking at like Q3 was sequential and Q4 was sequential. Sorry. Actually, year - over - year. NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director Year - over - year. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO You're right. Sorry. I think correctly, year - over - year. Jason Flynn Stuhldreher - Barclays Bank PLC, Research Division - Research Analyst Just from a high level, I guess, we look Q 3 to Q 4 , you're expecting a step - up in revenue, but it doesn't seem like there's only -- like the incremental margin on that step - up is meaningful . I would assume it'd be kind of similar to what we saw in terms of decrementals in Q 3 . And I don't want to take up too much, so I apologize, or we can follow up offline, but just something I noticed . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I guess even when you look at year - over - year, I do expect some improvement, but it's never enough for my opinion . I did refer to some improvement . It's a modest improvement, but I think the bigger step - up in decrementals or incrementals is going to be in the second half of ' 22 . Operator Thank you very much. And Mr. Kotagiri, we have no further questions on the line. I'll turn it back to you for any closing remarks. Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Swamy, we can't hear you . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Thanks, Tommy, and thanks, everyone, for listening in . A tough quarter from a financial results point of view . However, we continue to managed through the adversity, focus on execution and cost containment, continue to win new business, prepare for the industry production recovery once the supply disruptions subside and plan the right strategy to position Magna for the future . Thanks, everyone . Enjoy the rest of the day . Operator Thank you very much . Thank you, everyone . That does conclude the conference call for today . We thank you for your participation as you disconnect your lines . Have a good day, everyone . NOVEMBER 05, 2021 / 12:00PM, MG.TO - Q3 2021 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

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